UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES ACT OF 1934
For the month of April, 2006
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit 99.1
FOR IMMEDIATE RELEASE:

Contacts:
David Roy	Rob Morton	Tara Humphreys
Investor Relations	U.S. Communications	Europe Communications
(781) 902-8033	(781) 902-8139	(353) 1-637-2146
ir@iona.com	robert.morton@iona.com	tara.humphreys@iona.com
IONA REPORTS FIRST QUARTER RESULTS
Artix Revenue Doubles Year-Over-Year
DUBLIN, Ireland & WALTHAM, Mass. — April 20, 2006 — IONA® Technologies (NASDAQ: IONA), a world leader in high-performance integration solutions for mission-critical IT environments, today announced first quarter revenue of $16.9 million.
On a U.S. generally accepted accounting principles (GAAP) basis, IONA reported a net loss of $0.6 million, or ($0.02) per share on a diluted basis, including stock-based compensation of $1.4 million due to the implementation of SFAS 123R. Net income on a GAAP basis prior to fiscal 2006 did not include employee stock-based compensation expense related to SFAS 123R.
Net income and earnings per share on a diluted basis, excluding $1.4 million of SFAS 123R stock-based compensation expense, in the first quarter of fiscal 2006 was $0.8 million, or $0.02 per share, compared with $0.1 million or $0.00 per share on a diluted GAAP basis for the first fiscal quarter of 2005. A complete reconciliation between net income on a GAAP basis and net income on a non-GAAP basis is provided in the accompanying financial tables.
“We’re pleased with another good quarter — it’s a solid start to fiscal 2006 and further evidence of IONA’s ability to provide its Global 2000 customers with SOA infrastructure software that can help them generate better ROI, modernize their IT systems and ultimately lower their total cost of ownership,” said Peter Zotto, CEO, IONA Technologies. “The continued growth in Artix revenue, together with a stable CORBA revenue stream, are strong indicators that we are successfully executing against our corporate strategy and that IONA is increasingly well positioned to deliver sustainable performance for our customers and shareholders.”
Mr. Zotto continued, “During the quarter, IONA strengthened its leadership position at the forefront of two converging industry trends, Service Oriented Architecture and Open Source software. We launched Artix 4.0, adding significant enhancements to the product to meet our customers’ growing SOA infrastructure requirements. Our partner relationships continued to expand, not only opening new channels, but also adding new product capabilities for our customers. And, the Celtix open source ESB project achieved crucial milestones, incorporating new capabilities, readying the project for its version 1.0 release.”
Highlights
•	Artix revenue growth of 99% year-over-year

•	Product revenue growth of 7% year-over-year

•	Quarter ending $53.6 million balance in cash, restricted cash and marketable securities

•	Successfully launched version 4.0 of Artix. (see press release dated April 3, 2006)

•	Artix 4.0 validated to extend BEA’s Weblogic Server® and AquaLogic Service Bus™ platforms to mainframe environments for use in distributed SOA deployments (see press release dated March 29, 2006)

•	Partnered with AmberPoint to expand IONA’s capability to deliver large-scale, mission-critical SOA (see press release dated April 10, 2006)

•	The Celtix open source ESB project delivered on time, the fourth and fifth key project milestones, completing functionality requirements necessary for the 1.0 version (see press releases dated January 30 and April 13, 2006)

•	Announced a full complement of services packages to support users of the open source Celtix ESB project (see press release dated January 30, 2006)

•	Named Bob McBride Chief Financial Officer (see press release dated February 27, 2006)
Looking Forward
IONA expects total revenue for the second quarter of 2006 to be in the range of $16 – $17 million. The company expects total expenses for the second quarter 2006, including cost of revenue, operating expenses, and the cost of stock-based compensation to be in the range of $17.8 – $18.3 million. SFAS 123R stock-based compensation expense in the second quarter is expected to be approximately $1.5 million.
Conference Call
IONA will host a conference call today at 10:00 a.m. Eastern Time to discuss the company’s first quarter results. Investors and other interested parties may dial into the call using the toll free number (800) 619-7628 or (773) 7994-3263 internationally. The conference call will also be available via Web cast at www.iona.com/investors. Following the conclusion of the call, a rebroadcast will be available at IONA’s Web site or by calling (800) 337-5613 or (402) 220-9646 internationally until May 19, 2006.
About IONA
For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for Global 2000 IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® products. Artix™, IONA’s extensible Enterprise Service Bus, enables existing enterprise systems to be integrated with an organization’s common infrastructure components. IONA’s sponsorship of the ObjectWeb Celtix open source ESB is a natural extension of the company’s history of solving integration problems by leveraging open standards and distributed architectures.
IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning expectations regarding future financial performance, profitability, and economic and market conditions. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to the Company’s cost management efforts; growth in market demand for service oriented architectures, and enterprise service bus software; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so. In this press release we have also disclosed various non-GAAP financial measures as defined by SEC Regulation G, including net income, earnings per share on a diluted basis, operating income, and operating margin. The most directly comparable GAAP financial measures can be found above and at the end of this press release and a reconciliation of the differences between the GAAP financial measures and the non-GAAP financial measures can be found at the end of this press release.
IONA, IONA Technologies, and the IONA logo, Orbix, High Performance Integration, Artix, Mobile Orchestrator and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

IONA Technologies PLC
Condensed Consolidated Statements of Operations
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31,	March 31,
	2006	2005
	(Unaudited)	(Unaudited)
Revenue:
Product revenue	$8,205	$7,688
Service revenue	8,664	8,630

Total revenue	16,869	16,318

Cost of revenue:
Cost of product revenue	57	53
Cost of service revenue	3,220	2,915

Total cost of revenue	3,277	2,968

Gross profit	13,592	13,350

Operating expense:
Research and development	4,127	4,008
Sales and marketing	7,578	7,160
General and administrative	2,528	2,051
Amortization of other non-current assets	13	137
Restructuring	0	(97)

Total operating expenses	14,246	13,259

(Loss) income from operations	(654)	91
Interest income, net	368	168
Net exchange (loss) gain	(114)	8

(Loss) income before provision for income taxes	(400)	267
Provision for income taxes	221	160

Net (loss) income	($621)	$107

Net (loss) income per ordinary share and per ADS
Basic	($0.02)	$0.00
Diluted	($0.02)	$0.00
Non-GAAP basic	$0.02	$0.00
Non-GAAP diluted	$0.02	$0.00

Shares used in computing net (loss) income per ordinary share and per ADS (in thousands)
Basic	35,434	34,938
Diluted	35,434	36,608
Non-GAAP basic	35,434	34,938
Non-GAAP diluted	36,342	36,608

IONA Technologies PLC
Unaudited Non-GAAP Statements of Operations
Impact of Non-GAAP Adjustments on GAAP Net (Loss) Income
(U.S. dollars in thousands, except per share data)

	Three Months Ended			Three Months Ended
	March 31, 2006			March 31, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As Reported	Adjusts (1)	Non-GAAP	As Reported	Adjusts (2)	Non-GAAP
Revenue	$16,869	$0	$16,869	$16,318	$0	$16,318

Cost of revenue	3,277	(175)	3,102	2,968	0	2,968

Gross profit	13,592	175	13,767	13,350	0	13,350

Research and development	4,127	(437)	3,690	4,008	0	4,008
Sales and marketing	7,578	(356)	7,222	7,160	0	7,160
General and administrative	2,528	(471)	2,057	2,051	0	2,051
Amortization of other non-current assets	13	(13)	0	137	(137)	0
Restructuring	0	0	0	(97)	97	0

Total operating expenses	14,246	(1,277)	12,969	13,259	(40)	13,219

(Loss) income from operations	(654)	1,452	798	91	40	131

(Loss) income before provision for income taxes	(400)	1,452	1,052	267	40	307

Provision for income taxes	221	0	221	160	0	160

Net (loss) income	($621)	$1,452	$831	$107	$40	$147

Net (loss) income per ordinary share and per ADS
Basic	($0.02)	$0.04	$0.02	$0.00	$0.00	$0.00
Diluted	($0.02)	$0.04	$0.02	$0.00	$0.00	$0.00

Shares used in computing net (loss) income per ordinary share and per ADS (in thousands)
Basic	35,434		35,434	34,938		34,938
Diluted	35,434		36,342	36,608		36,608
(1) Adjusted to exclude: stock-based compensation of $1,439,000 and amortization of other non-current assets of $13,000 for the three months ended March 31, 2006.
(2) Adjusted to exclude: amortization of other non-current assets of $137,000 and restructuring of ($97,000) for the three months ended March 31, 2005.

IONA Technologies PLC
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

	March 31,	December 31,
	2006	2005 (1)
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$29,130	$27,936
Restricted cash	495	495
Marketable securities	23,941	23,685
Accounts receivable, net of allowance for doubtful accounts of $520 at March 31, 2006 and $740 at December 31, 2005	11,541	17,949
Prepaid expenses	2,418	2,033
Other assets	962	921

Total current assets	68,487	73,019

Property and equipment, net	3,753	3,893
Other non-current assets, net	132	191

Total assets	$72,372	$77,103

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,895	$2,406
Accrued payroll and related expenses	3,284	5,385
Other accrued liabilities	9,736	10,226
Deferred revenue	19,976	22,708

Total current liabilities	34,891	40,725

Other non-current liabilities	1,115	1,137

Shareholders’ equity:

Ordinary shares	98	98
Additional paid-in capital	497,703	495,957
Accumulated deficit	(461,435)	(460,814)

Total shareholders’ equity	36,366	35,241

Total liabilities and shareholders’ equity	$72,372	$77,103

(1) The December balance sheet information has been derived from the December 31, 2005 audited consolidated financial statements.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: April 20, 2006	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer